OPTHEA US Inc. Exhibit 4.19

September 26, 2024

Thomas Reilly

Re: Employment Terms

Dear Thomas(Tom):

On behalf of OPTHEA US, INC. (the “Company”), I am pleased to offer you employment at the Company on the terms set forth in this offer letter agreement (the “Agreement”). As discussed, the terms of this Agreement govern with respect to your employment, which is anticipated to start on November 1, 2024 (such actual date of your commencement of employment shall be referred to herein as the “Start Date”).

1.
Employment by the Company.
(a)
Position. You will serve as the Company’s Chief Financial Officer. During the term of your employment with the Company, you will devote your best efforts and substantially all of your business time and attention to the business of the Company, except for approved vacation periods and reasonable periods of illness or other incapacities permitted by the Company’s general employment policies. It is anticipated that such business of the Company will include your providing services to entities that are affiliated with the Company, without further or additional compensation or benefits other than as set forth in this Agreement.

(b)
Duties and Location. You will perform those duties and responsibilities as are customary for the position of Chief Financial Officer and as may be directed by the Chief Executive Officer (CEO), to whom you will report. You will initially work remotely from your home in New Jersey; at such time as the Company assigns you to an office (which may include after such an office is opened), that will be your primary office location. Notwithstanding the foregoing, the Company reserves the right to reasonably require you to perform your duties at places other than your primary office location from time to time, and to require reasonable business travel. The Company may modify your job title, work location and duties as it deems necessary and appropriate in light of the Company’s needs and interests from time to time.

2.
Base Salary and Employee Benefits.
(a)
Salary. You will be paid a base salary at the rate of USD 500,000 (Five hundred thousand US dollars) per year, less applicable payroll deductions and withholdings. Your base salary will be paid on the Company’s ordinary payroll cycle. As an exempt salaried employee, you will be required to work the Company’s normal business hours, and such additional time as appropriate for your work assignments and position, and you will not be entitled to overtime compensation.

(b)
Sign-On Bonus/Retention Payment. If you join the Company, you will also be eligible to earn a one-time bonus of $290,000, less applicable deductions and withholdings (the “Sign- On/Retention Payment”). The Company will advance you the Sign-On/Retention Payment, prior to its being earned, in the month of January 2025, after your Start Date. You will earn the Sign-On/Retention

Payment if you remain continuously employed with the Company through the one-year anniversary of your Start Date. If the Company terminates your employment for Cause (as defined below), or you resign your employment without Good Reason (as defined below), in either case, prior to the one-year anniversary of your Start Date, you agree to repay, within thirty (30) days of your last day of employment with the Company, the gross amount of the entire Sign-On/Retention Payment paid to you by the Company in advance of becoming earned.

(c)
Annual Bonus. You will be eligible for an annual discretionary performance bonus with a target amount of forty-five percent (45%) of your base salary, less payroll deductions and withholdings, during each full fiscal year of the Company during your employment. The amount of this bonus will be determined in the discretion of the Company and based, in part, on your performance and the performance of the company during the fiscal year, as well as any other criteria the Company deems relevant. The Company will pay you this annual bonus, if any, no later than September 15 occurring following the end of the fiscal year ending the immediately preceding June 30. For the first fiscal year during which you are employed by the Company (July 1, 2024 through June 30, 2025), your annual bonus, if any, will be prorated based on the number of days you were employed by the Company during the fiscal year. The bonus is not earned until paid and no pro-rated amount will be paid if your employment terminates for any reason prior to the payment date, other than as set forth in Section 8 below.

(d)
Employee Benefits. As a regular full-time employee, you will be eligible to participate in the Company’s standard employee benefits offered to executive level employees, as in effect from time to time and subject to the terms and conditions of the benefit plans and applicable Company policies. A full description of these benefits is available upon request. The Company may change your compensation and benefits from time to time in its discretion.

3.
Expenses. The Company will reimburse you for reasonable travel, entertainment or other expenses incurred by you in furtherance of or in connection with the performance of your duties hereunder, in accordance with the Company’s expense reimbursement policies and practices as in effect from time to time.

4.
Equity Awards. In its sole discretion and subject to approval by the Company’s Board of Directors (the “Board”) and the shareholders of the Company, as applicable, the Company may grant you an option to purchase an allocation of 770,000 of the Company’s American Depositary Shares at the fair market value as determined by the Board as of the date of grant (the “Option”). The anticipated Option will be governed by the terms and conditions of the Company’s Long-Term Incentive Plan (the “Plan”) and your grant agreement (the “Grant Agreement”). Copies of the Plan and Grant Agreement will be provided to you if and when the Option is granted to you, and will include the following vesting schedule: 25% of the total shares will vest on the one year anniversary of the vesting commencement date, and 1/36th of the total shares will vest monthly thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the preceding day) as of each such date, and provided you remain in continuous service as the Company’s Chief Financial Officer through each such vesting date. In the event of any conflict between this Agreement or the Plan or the applicable grant agreement, the Plan and the applicable grant agreement will supersede this Agreement and control.

5.
Compliance with Confidentiality Information Agreement and Company Policies. As a Company employee, you will be expected to abide by Company rules and policies. As a condition of employment, you must sign and comply with the attached Employee Confidential Information and

Inventions Assignment Agreement (the “Confidentiality Agreement”) which contains restrictive covenants and prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations. In addition, you are required to abide by the Company’s policies and procedures (including but not limited to the Company’s employee Handbook), as adopted or modified from time to time within the Company’s discretion, and acknowledge in writing that you have read and will comply with such policies and procedures (and provide additional such acknowledgements as such policies and procedures may be modified from time to time); provided, however, that in the event the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control.

6.
Protection of Third Party Information. By signing this Agreement, you are representing that you have full authority to accept this position and perform the duties of the position without conflict with any other obligations and that you are not involved in any situation that might create, or appear to create, a conflict of interest with respect to your loyalty to or duties for the Company. You specifically warrant that you are not subject to an employment agreement or restrictive covenant preventing full performance of your duties to the Company. In addition, you agree not to bring to the Company or use in the performance of your responsibilities at the Company any materials or documents of a former employer that are not generally available to the public, unless you have obtained express written authorization from the former employer for their possession and use. You also agree to honor all obligations to former employers during your employment with the Company.

7.
At-Will Employment Relationship. Your employment relationship with the Company is at will. Accordingly, you may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company; and the Company may terminate your employment at any time, with or without Cause or advance notice.

8.
Severance in the Event of Qualifying Termination. If, at any time, the Company terminates your employment without Cause (other than as a result of your death or disability) or you resign for Good Reason (either such termination referred to as a “Qualifying Termination”), provided such termination or resignation constitutes a Separation from Service (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then subject to Sections 10 (“Clawback and Recovery”), 12 (“Conditions to Receipt of Severance Benefits or Change of Control Payment (if applicable)”), 13 (“Return of Company Property”) and 18 (“Exceptions”) below and your continued compliance with the terms of this Agreement (including without limitation the Confidentiality Agreement), the Company will, subject to any restrictions on the provision of such benefits arising under Australian law or the ASX Listing Rules which may apply (in which case Section 18 will apply), provide you with the following severance benefits (the “Severance Benefits”):

(a)
Cash Severance. The Company will pay you, as cash severance, twelve (12) months of your base salary in effect as of your Separation from Service date, less standard payroll deductions and tax withholdings (the “Severance”). The Severance will be paid in a single lump sum, paid on the Company’s first regular payroll date that is more than sixty (60) days following your Separation from Service date.

(b)
COBRA Severance. The Company will continue to pay the cost of your health care coverage in effect at the time of your Separation from Service for a maximum of twelve (12) months, either by reimbursing you for or paying directly (at the Company’s discretion) your COBRA premiums to continue such coverage (the “COBRA Severance”). The Company's obligation to pay the COBRA Severance on your behalf will cease if you obtain health care coverage from another source (e.g., a new employer or spouse’s benefit plan), unless otherwise prohibited by applicable law. You must notify the Company within two (2) weeks if you obtain coverage from a new source. This payment of COBRA Severance by the Company would not expand or extend the maximum period of COBRA coverage to which you would otherwise be entitled under applicable law. Notwithstanding the above, if the Company determines in its sole discretion that it cannot provide the foregoing COBRA Severance without potentially violating applicable law (including, without limitation, Section 2716 of the U.S. Public Health Service Act), the Company shall in lieu thereof provide to you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the date of your termination (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made on the last day of each month regardless of whether you elect COBRA continuation coverage and shall end on the earlier of (x) the date upon which you obtain other coverage or (y) the last day of the twelfth (12th) calendar month following your Separation from Service date.

(c)
Pro-Rata Bonus For Year in Which Separation from Service Occurs; Prior Year Bonus. The Company will pay you a pro rata bonus for the fiscal year in which the Separation from Service date occurs at 100% of your target Annual Bonus, and pro-rated based on the number of days in which you were employed by the Company during the fiscal year in with the Separation from Service date occurs, less payroll deductions and withholdings (the “Pro Rata Bonus Severance”). The Pro Rata Bonus Severance will be paid at the same time as the Severance. In addition, if the Separation from Service date occurs after the close of the Company’s fiscal year but prior to the Company determining and paying the Annual Bonus for that previous fiscal year (if any), you will remain eligible for an Annual Bonus for the previous fiscal year, subject to the terms of this Agreement, with such bonus payment determined by the Board in its discretion consistent with Section 2(b) above (the “Prior Year Bonus Eligibility Severance”). Such Prior Year Bonus Eligibility Severance payment, if any, will be paid at the same time as such Annual Bonuses are paid to other executive employees of the Company, less payroll deductions and withholdings.

(d)
Equity Acceleration. With respect to any equity awards granted to you that vest solely based on your provision of continuous service, you will vest as if you had provided an additional six months of continuous service following the Separation from Service date. In addition, any then-vested shares subject to the Option (including those subject to the acceleration benefit set forth herein) shall remain outstanding and exercisable until the earlier of (x) the expiration date set forth therein or (y) the date that is six months following your Separation from Service date; provided, however, that such options shall nevertheless be subject to the terms of the Plan, including in connection with a Corporate Control Event (as defined in the Plan).

9.
Payment in Connection with a Change of Control. Subject to Sections 10 (“Clawback and Recovery”), 12 (“Conditions to Receipt of Severance Benefits or Change of Control Payment (if applicable)”), 13 (“Return of Company Property”) and 18 (“Exceptions”) below and your continued compliance with the terms of this Agreement (including without limitation the Confidentiality Agreement), then Company will, subject to any restrictions on the making of such payment arising under Australian law or the ASX Listing Rules which may apply, if applicable (in which case clause 18 will apply), pay you an amount equivalent to 45% of your annual base salary then in effect (provided that any reduction in salary, benefits, or other remuneration that served as the basis for a resignation for Good Reason shall be disregarded), within thirty (30) days following the closing of a Change of Control (the “Change of Control Payment”), less payroll deductions and withholdings where applicable. You must either remain employed through the closing date of such Change of Control, or have experienced a Qualifying Termination within thirty (30) days prior to such closing date, to receive the Change of Control Payment.

10.
Clawback and Recovery. Any and all Severance Benefits or the Change of Control Payment provided under this Agreement will be subject to recoupment in accordance with any clawback policy that the Company has adopted or is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the

U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law or rule or regulation thereunder. In addition, the Board may impose such other clawback, recovery or recoupment provisions as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired ordinary shares, including ordinary shares underlying American Depositary Shares, of the Company or other cash or property upon the occurrence of a termination of employment for Cause.

11.
Resignation Without Good Reason; Termination for Cause; Death or Disability. If, at any time, you resign your employment without Good Reason, or the Company terminates your employment for Cause, or if either party terminates your employment as a result of your death or disability, you will receive your base salary accrued through your last day of employment, as well as any unused vacation (if applicable) accrued through your last day of employment. Under these circumstances, you will not be entitled to any other form of compensation from the Company, including any Severance Benefits, other than your rights to the vested portion of your Option and any other rights to which you are entitled under the Company’s benefit programs.

12.
Conditions to Receipt of Severance Benefits or Change of Control Payment (if applicable). Prior to and as a condition to your receipt of the Severance Benefits or the Change of Control Payment (if applicable), you shall execute and deliver to the Company an effective release of claims in favor of and in a form acceptable to the Company (the “Release”) within the timeframe set forth therein, but not later than forty-five (45) days following your Separation from Service date, and allow the Release to become effective according to its terms (by not invoking any legal right to revoke it) within any applicable time period set forth therein (such latest permitted effective date, the “Release Deadline”).

13.
Return of Company Property. Upon the termination of your employment for any reason, as a precondition to your receipt of the Severance Benefits and Change of Control Payment (if applicable), within five (5) days after your Separation from Service date (or earlier if requested by the Company), you must return to the Company all Company documents (and all copies thereof) and other Company property in your possession, custody or control, including, but not limited to, Company files, notes, financial and operational information, password and account information, customer lists and contact information, prospect information, product and services information, research and development information, drawings, records, plans, forecasts, pipeline reports, sales reports or other reports, payroll information, spreadsheets, studies, analyses, compilations of data, proposals, agreements, sales and marketing information, personnel information, specifications, code, software, databases, computer-recorded information, tangible property and equipment (including, but not limited to, computers, facsimile machines, mobile telephones, tablets, handheld devices, and servers), credit cards, entry cards, identification badges and keys, and any materials of any kind which contain or embody any proprietary or confidential information of the Company, and all reproductions thereof in whole or in part and in any medium. You further agree that you will make a diligent search to locate any such documents, property and information and return them to the Company within the timeframe provided above. You also must provide the Company all passwords, log-ins, administrative access, and any other information or access for and relating to any Company computer or other device that you have used to access or use the Company’s network, as well as any Company database or Company accounts with third parties which you established, administered, or to which you had access, and must terminate your access to such network and accounts and otherwise comply with any Company requests regarding all such access and accounts. In addition, if you have used any personal computer, server, or email system to receive, store, review, prepare or transmit any confidential or proprietary data, materials or information of the Company, then within five (5) days after your Separation from Service date (or earlier if requested by the Company) you must provide the Company with a computer-useable copy of such information and permanently delete and expunge such confidential or proprietary information from those systems without retaining any reproductions (in whole or in part); and you agree to provide the Company access to your system, as requested, to verify that the necessary copying and deletion is done. If requested, you shall deliver to the Company a signed statement certifying compliance with this Section prior to the receipt of the Severance Benefits.

14.
Outside Activities. Throughout your employment with the Company, you may be allowed to continue your existing, if any, non-executive director positions. You may also engage in civic and not-for- profit activities so long as such activities do not interfere with the performance of your duties hereunder or present a conflict of interest with the Company. You will seek approval from the Company’s Chief Executive Officer before committing to other non-executive director roles. During your employment by the Company, except on behalf of the Company, you will not directly or indirectly serve as an officer, director, stockholder, employee, partner, proprietor, investor, joint venturer, associate, representative or consultant of any other person, corporation, firm, partnership or other entity whatsoever known by you to compete with the Company (or is planning or preparing to compete with the Company), anywhere in the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that you may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (but without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange.

15.
Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Cause” for termination will mean your (a) commission or conviction (including a guilty plea or plea of nolo contendere) of any felony or any other crime involving fraud, dishonesty or moral turpitude; (b) your commission or attempted commission of or participation in a fraud or act of dishonesty or misrepresentation against the Company; (c) material breach of your duties to the Company; (d) intentional damage to any property of the Company; (e) misconduct, or other violation of Company policy that causes harm; (f) your material violation of any written and fully executed contract or agreement between you and the Company, including without limitation, material breach of your Confidentiality Agreement, or of any Company policy, or of any statutory duty you owe to the Company; or (g) conduct by you which in the good faith and reasonable determination of the Company demonstrates gross unfitness to serve. The determination that a termination is for Cause shall be made by the Company in its sole discretion.

You shall have “Good Reason” for resigning from employment with the Company if any of the following actions are taken by the Company without your prior written consent: (a) a material reduction in your base salary, which the parties agree is a reduction of at least 10% of your base salary (unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated employees); (b) a material reduction in your duties (including responsibilities and/or authorities), provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless your new duties are materially reduced from the prior duties; or (c) relocation of your principal place of employment to a place that increases your one-way commute by more than fifty (50) miles as compared to your then-current principal place of employment immediately prior to such relocation, provided, however, that neither your transition from remote work to a Company office nor to remote work from a Company office will be considered a relocation of your principal place of employment with the Company for purposes of this definition. In order to resign for Good Reason, you must provide written notice to the Board within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, allow the Company at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, you must resign fromall positions you then hold with the Company not later than 30 days after the expiration of the cure period.

“Change of Control” shall have the same meaning as “Corporate Control Event” as set forth in the Plan, excluding sections (b) and (h) of such definition; provided, however, that for purposes of the Change of Control Payment, a transaction that does not constitute a “change in control event” under Sections 1.409A- 3(i)(5)(v) or 1.409A-3(i)(5)(vii) of the Treasury Regulations under Section 409A (“Section 409A”)) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), will not constitute a Change of Control.

16.
Compliance with Section 409A. It is intended that the Severance Benefits and the Change of Control Payment (if applicable) set forth in this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Code provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulations 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if the Company (or, if applicable, the successor entity thereto) determines that the Severance Benefits constitute “deferred compensation” under Section 409A and you are, on the date of your Separation from Service, a “specified employee” of the Company or any successor entity thereto, as such term is defined in Section 409A(a)(2)(B)(i) of the Code (a “Specified Employee”), then, solely to the extent necessary to avoid the incurrence of adverse personal tax consequences under Section 409A, the timing of the Severance Benefits shall be delayed until the earliest of: (i) the date that is six (6) months and one (1) day after your Separation from Service date, (ii) the date of your death, or

(iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments or benefits deferred pursuant to this Section shall be paid in a lump sum or provided in full by the Company (or the successor entity thereto, as applicable), and any remaining payments due shall be paid as otherwise provided herein. No interest shall be due on any amounts so deferred. If the Severance Benefits are not covered by one or more exemptions from the application of Section 409A and the Release could become effective in the calendar year following the calendar year in which you have a Separation from Service, the Release will not be deemed effective any earlier than the Release Deadline. The Severance Benefits are intended to qualify for an exemption from application of Section 409A or comply with its requirements to the extent necessary to avoid adverse personal tax consequences under Section 409A, and any ambiguities herein shall be interpreted accordingly. Notwithstanding anything to the contrary herein, to the extent required to comply with Section 409A, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A. With respect to reimbursements or in- kind benefits provided to you hereunder (or otherwise) that are not exempt from Section 409A, the following rules shall apply: (i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during any one of your taxable years shall not affect the expenses eligible for reimbursement, or in-kind benefit to be provided in any other taxable year, (ii) in the case of any reimbursements of eligible expenses, reimbursement shall be made on or before the last day of your taxable year following the taxable year in which the expense was incurred, (iii) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

17.
Section 280G; Parachute Payments.
(a)
If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment provided pursuant to this Agreement (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).
(b)
Notwithstanding any provision of subsection (a) above to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are "deferred compensation" within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

(c)
Unless you and the Company agree on an alternative accounting firm or law firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the change in control transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the change in control transaction, the Company shall appoint a nationally recognized accounting or law firm to make the determinations required by this Section 17 (“Section 280G; Parachute

Payments”). The Company shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other time as requested by you or the Company.

(d)
If you receive a Payment for which the Reduced Amount was determined pursuant to clause

(x) of Section 17(a) and the U.S. Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you agree to promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of Section 17(a)) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) of Section 17(a), you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

18.
Exceptions. Notwithstanding any other provision of this Agreement, if this Agreement requires payment of an amount or provision of a benefit that is not able to be paid in compliance with Australian law or the ASX Listing Rules, then, to the extent such payment is not permitted by applicable law, that obligation to make payment or provide the benefit will be null and void. If such payment may be made or benefit may be provided if approved by shareholders of the Company and/or the shareholders of Opthea Limited, the Company agrees to make that payment if such approval is obtained.

19.
Dispute Resolution. To aid the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, and in exchange for the mutual promises contained in this offer letter, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this letter agreement, your employment with the Company, or the termination of your employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS, Inc. (“JAMS”) or its successor, under JAMS’ then applicable rules and procedures appropriate to the relief being sought (available upon request and also currently available at the following web address: (i) https://www.jamsadr.com/rules-employment- arbitration/) and (ii) https://www.jamsadr.com/rules-comprehensive-arbitration/) at a location closest to where you last worked for the Company or another mutually agreeable location. Notwithstanding the foregoing, if JAMS is unavailable due to location or otherwise, or if the parties mutually agree, then the arbitration shall be conducted by the American Arbitration Association (“AAA”) or its successor, under AAA’s then applicable rules and procedures appropriate to the relief being sought (available upon request and also currently available at the following web address: https://www.adr.org/sites/default/files/EmploymentRules-Web.pdf), at a location closest to where you last worked for the Company or another mutually agreeable location. You acknowledge that by agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge. The Federal Arbitration Act, 9 U.S.C. § 1 et seq., will, to the fullest extent permitted by law, govern the interpretation and enforcement of this arbitration agreement and any arbitration proceedings. This provision shall not be mandatory for any claim or cause of action to the extent applicable law prohibits subjecting such claim or cause of action to mandatory arbitration and such applicable law is not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”), such as non-individual claims that cannot be waived under applicable law, claims or causes of action alleging sexual harassment or a nonconsensual sexual act or sexual contact, or unemployment or workers’ compensation claims brought before the applicable state governmental agency. In the event you or the Company intend to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be filed with a court, while any other claims will remain subject to mandatory arbitration. Nothing herein prevents you from filing and pursuing proceedings before a federal or state governmental agency, although if you choose to pursue a claim following the exhaustion of any applicable administrative remedies, that claim would be subject to this provision. In addition, with the exception of Excluded Claims arising out of 9 U.S.C. § 401 et seq., all claims, disputes, or causes of action under this section, whether by you or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class, representative, or collective proceeding, nor joined or consolidated with the claims of any other person or entity. You acknowledge that by agreeing to this arbitration procedure, both you and the Company waive all rights to have any dispute be brought, heard, administered, resolved, or arbitrated on a class, representative, or collective action basis. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. If a court finds, by means of a final decision, not subject to any further appeal or recourse, that the preceding sentences regarding class, representative, or collective claims or proceedings violate applicable law or are otherwise found unenforceable as to a particular claim or request for relief, the parties agree that any such claim(s) or request(s) for relief be severed from the arbitration and may proceed in a court of law rather than by arbitration. All other claims or requests for relief shall be arbitrated. You will have the right to be represented by legal counsel at any arbitration proceeding. Questions of whether a claim is subject to arbitration and procedural questions which grow out of the dispute and bear on the final disposition are matters for the arbitrator to decide, provided however, that if required by applicable law, a court and not the arbitrator may determine the enforceability of this paragraph with respect to Excluded Claims. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that you or the Company would be entitled to seek in a court of law. You and the Company shall equally share all arbitration administrative fees, or such fees shall be paid in such other manner to the extent required by, and in accordance with, applicable law or rules to effectuate your and the Company’s agreement to arbitrate. To the extent the arbitration service does not collect or you otherwise do not pay an equal share of all arbitration administrative fees, and the Company pays your share, you acknowledge and agree that the Company shall be entitled to recover from you in a federal or state court of competent jurisdiction half of the arbitration fees invoiced to the parties (less any amounts you paid to the arbitration service). Each party is responsible for its own attorneys’ fees, except as may be expressly set forth in your Confidentiality Agreement or as otherwise provided under applicable law. Nothing in this letter agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

20.
Miscellaneous. This offer is contingent upon a satisfactory reference check and satisfactory proof of your right to work in the United States. If the Company informs you that you are required to complete a background check or drug test, this offer is contingent upon satisfactory clearance of such background check and/or drug test. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions. This Agreement, together with your Confidentiality Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s or the Board’s discretion in this Agreement, require a written modification approved by the Company and signed by a duly authorized officer of the Company (other than you). This Agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this Agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This Agreement shall be construed and enforced in accordance with the laws of the State of New Jersey without regard to conflicts of law principles. Any ambiguity in this Agreement shall not be construed against either party as the drafter. Any waiver of a breach of this Agreement, or rights hereunder, shall be in writing and shall not be deemed to be a waiver of any successive breach or rights hereunder. This Agreement may be delivered and executed via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and shall be deemed to have been duly and validly delivered and executed and be valid and effective for all purposes.

Please sign and date this Agreement and the enclosed Confidentiality Agreement and return them to me on or before October 3, 2024 if you wish to accept employment at the Company under the terms described above. The offer of employment herein will expire if I do not receive this signed letter by that date. I would be happy to discuss any questions that you may have about these terms.

We are delighted to be making this offer and the Company looks forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

_____________________________ Fred Guerard, CEO

02-Oct-2024| 4:22 AM AEST

Reviewed, Understood, and Accepted:

_____________________________

Thomas Reilly08-Oct-2024 | 8:10 AM AEDT

Exhibit A: Confidentiality Agreement

Exhibit A

EMPLOYEE CONFIDENTIAL INFORMATION AND INVENTIONS ASSIGNMENT AGREEMENT